                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                         ASSISTED LIVING CONCEPTS, INC.

                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    04543M107
                                 (CUSIP Number)

                                Wendy L. Simpson
                             Chief Financial Officer
                              LTC Properties, Inc.
                           22917 Pacific Coast Highway
                                    Suite 350
                            Malibu, California 90265
                                 (310) 455-6010

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                NOVEMBER 12, 2003
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 04543M107                                            Page 2 of 6 Pages

          1     NAMES OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                LTC Properties, Inc.
-------------------------------------------------------------------------------
          2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   (a)  [ ]
                   (b)  [X]
-------------------------------------------------------------------------------
          3     SEC USE ONLY
-------------------------------------------------------------------------------
          4     SOURCE OF FUNDS (See Instructions)

-------------------------------------------------------------------------------
          5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                ITEMS 2(d) or 2(e)  [  ]
-------------------------------------------------------------------------------
          6     CITIZENSHIP OR PLACE OF ORGANIZATION
                   Maryland
-------------------------------------------------------------------------------

       NUMBER OF               7       SOLE VOTING POWER
         SHARES                        -0- shares
      BENEFICIALLY       ------------------------------------------------------
        OWNED BY               8       SHARED VOTING POWER
          EACH                         -0- shares
       REPORTING         ------------------------------------------------------
         PERSON                9       SOLE DISPOSITIVE POWER
         WITH                          -0- shares
                         ------------------------------------------------------
                              10       SHARED DISPOSITIVE POWER
                                       -0- shares
-------------------------------------------------------------------------------
         11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  -0- shares
-------------------------------------------------------------------------------
         12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES (See Instructions) [_]
-------------------------------------------------------------------------------
         13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.0%
-------------------------------------------------------------------------------
         14     TYPE OF REPORTING PERSONS (See Instructions)
                  CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 04543M107                                            Page 3 of 6 Pages
--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Andre C. Dimitriadis
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) [ ]
          (b) [X]
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS (See Instructions)

--------------------------------------------------------------------------------
  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER
                                  29,202 shares
       NUMBER OF      ----------------------------------------------------------
         SHARES           8    SHARED VOTING POWER
      BENEFICIALLY               -0- shares
        OWNED BY      ----------------------------------------------------------
          EACH            9    SOLE DISPOSITIVE POWER
       REPORTING                 29,202 shares
        PERSON        ----------------------------------------------------------
          WITH           10    SHARED DISPOSITIVE POWER
                                   -0- shares
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           29,202 shares
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES (See Instructions)  [ ]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0.45%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSONS (See Instructions)
           IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 04543M107                                            Page 4 of 6 Pages


ITEM 1. SECURITY AND ISSUER

This Amendment No. 3 amends and supplements the Statement on Schedule 13D, relating to the common stock of Assisted Living Concepts, Inc., previously filed by the following (each a "Reporting Person" and, collectively, the "Reporting Persons"): LTC Properties, Inc., a Maryland corporation, and Andre C. Dimitriadis, an individual.

The original Statement on Schedule 13D was filed by the Reporting Persons on July 13, 2001 and was amended by Amendment No. 1 thereto filed on October 3, 2001 and was further amended by Amendment No. 2 thereto filed on January 15, 2002 (collectively, the "Schedule 13D"). CLC Healthcare, Inc., a Nevada corporation formerly named LTC Healthcare, Inc. ("CLC"), was a party to the
Schedule 13D but is not a party to this Amendment for the reasons stated below.

The Reporting Persons joined with CLC in filing the Schedule 13D because Mr. Dimitriadis and other directors and officers of LTC Properties were also stockholders, directors and officers of CLC and, because of such positions, may have been deemed to control or share control of CLC. The Reporting Persons disclaimed beneficial ownership of all shares held by CLC and its subsidiaries.

As the result of a merger among CLC, Center Healthcare, Inc. and CHMS, Inc. on or about November 12, 2003, the Reporting Persons ceased to be stockholders of CLC. Also as a result of such merger, Mr. Dimitriadis and other officers of LTC Properties, Inc. ceased to be directors and officers of CLC.

Terms used herein and not defined in this Amendment have the meaning set forth in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

Items 3, 4, 5, 6 and 7 of the Schedule 13D are hereby amended to add, delete or modify the following information:

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not Applicable.

ITEM 4. PURPOSE OF TRANSACTION

Not Applicable.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Mr. Dimitriadis beneficially owns 29,202 shares of the Issuer's common stock (0.45%). LTC Properties does not own any shares.

On November 21, 2003, Mr. Dimitriadis purchased 500 shares of the Issuer's common stock at a price of $5.99 and 2000 shares of the Issuer's common stock at a price of $6.00 in open market purchases.

As described above, on or about November 12, 2003 the Reporting Persons ceased to be the beneficial owner of more than five percent of the Issuer's common stock.

                                  SCHEDULE 13D
CUSIP No. 04543M107                                            Page 5 of 6 Pages


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On December 31, 2001, Healthcare Holdings, Inc. ("Holdings"), a Nevada corporation that is a wholly owned subsidiary of CLC issued a Promissory Note ("Note") in the principal amount of $7,000,000 in payment for the right to receive from LTC Properties 1,238,076 shares of the Issuer's common stock distributed pursuant to the Plan of Reorganization of the Issuer under Chapter 11 of the United States Bankruptcy Code (the "Plan"). The Note was amended on July 29, 2003 to increase the principal amount to $9,631,917.81 and was further amended on November 11, 2003 to increase the amount to $9,781,917.81. The Note is a full recourse obligation of Holdings and is secured by all of the assets owned now or in the future by Holdings, including such shares and an additional 214,718 of Issuer's shares owned by Holdings. In certain circumstances that would constitute a default under the Note, LTC Properties would have the right to take possession of all such shares and to dispose thereof.

Except as described in this Amendment, no contracts, arrangements, understandings or relationships exist with respect to the securities of the Issuer between the Reporting Persons and any other person or entity. Mr. Dimitriadis is an executive officer and director of LTC Properties.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


        Exhibit No.    Description
        -----------    -----------
             1         Joint Filing Agreement

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



   Date: March 8, 2004             LTC PROPERTIES, INC.,
                                   a Maryland corporation

                                   /s/ Wendy L. Simpson
                                   -----------------------------------
                                   WENDY L. SIMPSON
                                   Vice Chairman and
                                   Chief Financial Officer




   Date: March 8, 2004             /s/ Andre C. Dimitriadis
                                   -----------------------------------
                                   Andre C. Dimitriadis

                                  SCHEDULE 13D
CUSIP No. 04543M107                                            Page 6 of 6 Pages

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among all the undersigned that the
Schedule 13D, and any amendments thereto with respect to the beneficial ownership by the undersigned of shares of Assisted Living Concepts, Inc. is being filed on behalf of each of the undersigned. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.



    Date: March 8, 2004           LTC PROPERTIES, INC.,
                                  a Maryland corporation

                                  /s/ Wendy L. Simpson
                                  -----------------------------------
                                  WENDY L. SIMPSON
                                  Vice Chairman and Chief
                                  Financial Officer



    Date: March 8, 2004           /s/ Andre C. Dimitriadis
                                  -----------------------------------
                                  ANDRE C. DIMITRIADIS